

Christine Ay Tjoe (b. 1973)



As of August 2023, four of Christine Ay Tjoe's top five price records were set within the previous two years. In 2022, auction sales for Ay Tjoe's work reached $7.1 million, which represents an all-time high for the artist.

INVESTMENT THESIS

Initial Offering Price
$1,138,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales


$1.0m
$0.8m
$0.6m
$0.4m
$0.2m
$0.0m
10
13
16
19
22

Price Appreciation of Similar Works
27.8%

Sharpe Ratio (2001-2022)	watch video
Christine Ay Tjoe	▲1.31
All Art	0.51
S&P 500	0.49

99% Progress

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Christine Ay Tjoe

(b. 1973)

Why we like this offering

1. Christine Ay Tjoe is an expressive, abstract contemporary artist whose work engages the human condition by way of philosophy and spirituality.
2. Auction prices for Christine Ay Tjoe's works have experienced robust growth in recent years, with four of her top five price records set within the previous two years, and total auction sales reaching $7.1 million in 2022, an all-time high for the artist.
3. Executed in 2013, while the Artwork's depiction is nonspecific, the counterclockwise gesture is incredibly rigid and equally eloquent. The paint is applied in a circular shape which is contained and slightly above center on the canvas.
4. Our acquisitions team has reviewed more than a dozen examples of work by Ay Tjoe from around the world, many of which are priced in excess of $1 million. Of these works, this is only the third to be offered on the Masterworks platform.
5. The Artwork was included in a 2023 exhibition titled "Joan Mitchell—Christine Ay Tjoe," which was held at Mnuchin Gallery in New York City.
6. Examples of Ay Tjoe's work similar to the Artwork are included in the Metropolitan Museum of Art's collection and the artist is represented by White Cube.
7. As of July 10, 2023, abstract works comparable to the Artwork in scale, subject and execution have achieved prices in excess of $1 million, and include examples such as: "Stars From the Black Idea" (2012), which sold for $777,475 in December 2022, and "First Type of Stairs" (2010), which sold for $1,079,507 in October 2021, and currently represents the artist's sixth auction price record.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$11,379,122	36	$1,416,635


Average Prices
606.4K
454.8K
303.2K
151.6K
11 12 13 14 15 16 17 18 19 20 21 22


Turnover by Year
11.4M
8.5M
5.7M
2.8M
11 12 13 14 15 16 17 18 19 20 21 22


Lots Auctioned
Sold
Unsold
62
46.5
31
15.5
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$1,138,000**
Offering Circular	sec.gov/edgar

Painting







About Christine Ay Tjoe

Christine Ay Tjoe (b. 1973, Bandung, Indonesia) is an expressive, abstract contemporary artist whose work engages the human condition by way of philosophy and spirituality. She is most known for her paintings which are characterized by a dynamic dance between negative space and pigment which she applies with both brushes and her hands. Her expressive work deals with abject subject matter, attempting to connect with our most powerful emotions and deep psychological fears.

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CHRISTINE
AY TJOE

b. 1973, INDONESIA



Oil on canvas | 67 × 67 in. (170 × 170 cm.)

Christine Ay Tjoe is an expressive, abstract contemporary artist whose work engages the human condition by way of philosophy and spirituality.

$1,138,000
INITIAL OFFERING

27.8% ANNUAL APPRECIATION OF SIMILAR WORKS [1,2]	▲1.31 SHARPE RATIO [3]
51.3% RECORD PRICE GROWTH [4]	19.5% MEDIAN REPEAT SALE PAIR APPRECIATION [5]

The Artwork is a sensational example of Christine Ay Tjoe's expressive and unique movement which targets the human experience through dramatic color and composition. Executed in 2013, while the Artwork's depiction is nonspecific, the counterclockwise gesture is incredibly rigid and equally eloquent. The paint is applied in a circular shape which is contained and slightly above center on the canvas. Through the use of both oil sticks and paint applied to the canvas with her hands, Ay Tjoe balances control and volatility through the use of lines, patterns and textures which often resemble organic forms and structures found in nature. The Artwork was included in a 2023 exhibition titled "Joan Mitchell—Christine Ay Tjoe," which was held at Mnuchin Gallery in New York City. Examples of Ay Tjoe's work similar to the Artwork are included in the Metropolitan Museum of Art's collection and the artist is represented by White Cube. As of July 18, 2023, abstract works comparable to the Artwork in scale, subject and execution have achieved prices in excess of $1 million, and include examples such as: "Stars From the Black Idea" (2012), which sold for HKD 6,048,000 ($777,475) at Christie's, Hong Kong, on December 1, 2022, and "First Type of Stairs" (2010), which sold for HKD 8,403,000 ($1,079,507) at Sotheby's, Hong Kong, on October 9, 2021, and currently represents the artist's sixth auction price record. The Artwork's subject, execution, and scale make it a commercial and desirable work by Christine Ay Tjoe.

AS OF JULY 18, 2023, HER TOP AUCTION PRICES ARE LED BY "LAYERS WITH MORE CIRCLES" (2011), WHICH SOLD FOR $1,732,158 AT CHRISTIE'S, HONG KONG ON MAY 24, 2021, "LAYER AS A HIDING PLACE" (2013), WHICH SOLD FOR $1,662,452 AT CHRISTIE'S, HONG KONG ON MAY 26, 2022, AND "BLACK NUMBER 1" (2014), WHICH SOLD FOR $1,589,976 AT SOTHEBY'S, HONG KONG ON APRIL 27, 2022.

As of July 18, 2023, auction prices for Christine Ay Tjoe's works have experienced robust growth, with four of her top five price records set within the previous two years. In 2022, auction sales for Ay Tjoe's work reached $7.1 million, which represents an all-time high for the artist. As of July 18, 2023, her top auction prices are led by "Layers with more circles" (2011), which sold for $1,732,158 at Christie's, Hong Kong on May 24, 2021, "Layer As A Hiding Place" (2013), which sold for $1,662,452 at Christie's, Hong Kong on May 26, 2022, and "Black Number 1" (2014), which sold for $1,589,976 at Sotheby's, Hong Kong on April 27, 2022.

AUCTION RESULTS FOR SIMILAR WORKS [1,2]


$1M
$0.8M
$0.5M
$0.3M
2008
2009
2010
2011
2012
2013
2015
2016
2017
2018
2019
2020
2021
2023

Christine Ay Tjoe (b. 1973, Bandung, Indonesia) is an expressive, abstract contemporary artist whose work engages the human condition by way of philosophy and spirituality. She is most known for her paintings which are characterized by a dynamic dance between negative space and pigment which she applies with both brushes and her hands. After earning a Faculty of Fine Arts and Design from the Bandung Institute of Technology in 1997, she subsequently began a career as an assistant fashion designer before transitioning into being a full time artist. Ay Tjoe's initial artwork drew inspiration from plants where she created intaglio drypoint prints. Her work has been included in several group exhibitions at renowned galleries and museums internationally such as the China National Museum of Fine Art (2003), the National Gallery, Jakarta (2009), Shanghai Contemporary (2010), Saatchi Gallery (2011), Fondazione Claudio Buziol (2011), the Singapore Art Museum (2012), the National Taiwan Museum of Fine Arts (2012), and the Asia Society Triennial (2020). During the 2010s, she had solo exhibitions at Michael Ku Gallery in Taipei, Ota Fine Arts in Tokyo, and an acclaimed retrospective at 21st Century Museum of Contemporary Art in Kanazawa. She has received various awards throughout her art career including: a "top five" Philips Morris Indonesia Art Award in 2007, the SCMP Art Futures Prize in 2015, and the Prudential Eye Award for painting in 2015. Her most recent exhibitions include two solo shows: "Spinning in the Desert" at White Cube Hong Kong (May 18 - August 28, 2021) and "The Black Side" at Ota Fine Arts Shanghai (September 29 - October 31, 2018). Ay Tjoe is the first contemporary Indonesian artist ever collected by the Metropolitan Museum of Art in New York. As of April 4, 2023, the artist lives and works in Bandung, Indonesia, and is represented by White Cube Hong Kong.



CHRISTINE AY TJOE,



CHRISTINE AY TJOE,



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Christine Ay Tjoe with the following criteria: works created 2008 to present, measuring from 50 inches by 50 inches to 80 inches by 80 inches. The set excludes works that are predominantly blue, black or red. It also excludes works with text and works from the "Layered" series. Where the price with buyer's premium was not listed, a rate of 10% was applied. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 27.8% CAGR implied from selected sales occurring from October 6, 2008 to December 1, 2022.

3. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Christine Ay Tjoe has a risk-adjusted appreciation of 1.31. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources.Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Christine Ay Tjoe have a record price compound annual growth rate ("CAGR") of 51.3% from November 26, 2006 to December 31, 2022. This calculation is based on (i) a record price of $1,799 on November 26, 2006, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,416,635, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Christine Ay Tjoe is 19.5%, which is based on 20 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Christine Ay Tjoe was May 22, 2001 and ending on the last date a repeat sale occurred for such artist, which in the case of Christine Ay Tjoe was November 30, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.